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                                                            Exhibit 99(a)(1)(ix)

March 21, 2003


Special Committee of the
     Board of Directors of
     The Judge Group, Inc.


Gentlemen:

                  In light of the current global, financial, business, industry and regulatory environments, we believe it is in the best interests of The Judge Group, Inc. (the "Company") and its shareholders, customers and employees that the Company no longer be a publicly-held reporting company. In light of the recently passed Sarbanes/Oxley legislation (and the various rules being proposed and enacted by the SEC thereunder), the costs of being a public company, measured both in the cost to the Company (for legal advisors, audits, certifications, etc.) and in the commitments in time and potential risk to individual officers and directors, already not insignificant for a company our size, will be increasing significantly going forward. Secondly, the IT staffing industry is undergoing difficult times in general and our industry segment currently is, and has been for some time, out-of-favor with the public markets resulting in low valuations throughout the sector (even for competitors which are much larger, more profitable and have greater resources than the Company). As a result of our recent de-listing from the NASDAQ NMS (and the uncertainty over whether we will be further delisted from the NASDAQ Small Cap), our low trading price, the lack of any analyst coverage, our extremely low trading volumes, and our limited public float, our shareholders have limited liquidity. Further, we believe the use of stock options is no longer working as an effective incentive to obtain and retain employees as a result of our low stock price and we believe the resultant focus among employees on short-term quarterly results arising from the use of stock options is not in the best interest of the Company. Finally, we believe our low stock price and the resulting perception that we are "troubled" is threatening to disrupt our relationships with customers, put us at a competitive disadvantage and further adversely affect the Company's operations. In sum, due to these various factors we believe the Company is not realizing any of the benefits of being a public company and in effect is, and will be increasingly adversely affected going forward by continuing to be publicly-held.

                  Accordingly, this letter outlines the basic terms and conditions of the proposed acquisition (the "Acquisition"), in the manner described below, by a management group led by Martin E. Judge, Jr., Michael A. Dunn, William J. Gladstone, Amy Feldman, Margaret E. Sulpazo, Katharine Wiercinski, Tara M. Bozarth, Kenneth Krieger, Dennis F. Judge, Jr., John F. Judge, Susan Lockow and Danielle Knecht, and certain of their respective family members or affiliates, (the "Buyers"), through a company to be formed by the Buyers ("Newco"), of all of the issued and outstanding shares of the common stock of the Company not beneficially owned, directly or indirectly, by the Buyers, at a price per share of $.82, (representing a 17.1% premium over the closing price of the common stock on March 21, 2003, an 18.9% premium over the average closing price since January 2, 2003 and an 18.6% premium over the average closing price since November 1, 2002).
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Structure/Definitive Agreement - We anticipate commencing negotiations in good faith with the Special Committee of the Board comprised of uninterested independent directors and its independent legal and financial advisors as soon as possible toward entering into a mutually acceptable Definitive Agreement for the Acquisition, containing customary representations, warranties, conditions, covenants and indemnities. We currently anticipate structuring the Acquisition as a one-step merger of the Company into a to-be-formed subsidiary of Newco; however, we may alternatively determine to structure the Acquisition as a tender offer (conditioned upon the tender of a sufficient number of shares such that, after such offer is completed, the Buyers will own at least 80% of the outstanding shares of the Company's common stock) after which Newco will then effect a "short form" merger of the Company with the subsidiary of Newco, as soon as practicable thereafter (in such "short form" merger the remaining shareholders will receive the same consideration as did those shareholders who tendered in the tender offer, except for the shareholders who choose to exercise dissenter's rights).

Conditions - This proposal is conditioned upon and subject to the following conditions: (a) the Definitive Agreement being executed on or before April 30, 2003; and (b) financing to complete the transaction (including transaction fees) in the amount of not less than $5,000,000 on terms and conditions acceptable to the Buyers. The Definitive Agreement will contain other customary conditions.

Non-Binding - This proposal evidences the intent of the Buyers to proceed in good faith to pursue the Acquisition described above, subject to the conditions stated herein. Nothing contained herein shall constitute a legally binding agreement of the Buyers or the Company. The proposed Acquisition is expressly conditioned upon Newco and the Company entering into a mutually acceptable Definitive Agreement and upon satisfaction of the conditions contained therein. Unless the Definitive Agreement is entered into in writing by such parties, regardless of the reasons that the Definitive Agreement is not executed, neither the Buyers nor the Company shall be under any obligation to the other for damages, expenses or otherwise, irrespective of any negotiations, agreements or understandings heretofore or hereafter existing between the parties, and irrespective of any implied course of conduct between the parties.



                              Martin E. Judge, Jr.